Exhibit 99.1

Hydro One Limited announces Harry P. Taylor as new Executive Vice President and Chief Financial and Regulatory Officer

TORONTO, June 3, 2024 – Today, Hydro One Limited (Hydro One) announced Harry Taylor as its new Executive Vice President and Chief Financial and Regulatory Officer, effective June 10, 2024.

Mr. Taylor is a highly regarded, strategic executive with more than 30 years of demonstrated achievements in senior leadership roles in consumer businesses and 8 years of progressively impactful experience with major management consulting and accounting firms. He is an inspirational, engaging and experienced finance leader who has led organizations through significant growth and expansion.

“Following a thorough internal and external search, I am excited to welcome Harry Taylor to the organization as the new Executive Vice President, Chief Financial and Regulatory Officer,” said David Lebeter, President and CEO, Hydro One. “It’s an exciting time in the Ontario energy sector. Changing customer expectations require significant investments in the electricity system to enable Ontario’s clean energy future. Harry’s extensive experience delivering financial results during times of stable growth and expansion will help us deliver greater value for customers, investors and all stakeholders and partners.”

“I am very excited to join an incredible organization that is integral to Ontario’s economic future,” said Mr. Taylor. “Hydro One has experienced significant results over the past few years and I am excited to join the team to drive continuous improvement during a period of growth for the company.”

Mr. Taylor will succeed Chris Lopez, who is leaving the company to pursue other opportunities. Mr. Lopez will remain with the organization until June 30, 2024 as a Senior Advisor to ensure a smooth transition.

Harry Taylor Bio

Harry Taylor is an engaging and inspirational leader who has driven profitable growth and built financial acumen across organizations. Mr. Taylor most recently held the position of Chief Financial Officer and, briefly, interim Chief Executive Officer at WestJet Airlines until December 2022.

Prior to joining WestJet, Mr. Taylor was Chief Financial Officer, senior finance leader or division president in Canada and the United States for Canadian Tire Corporation, Holt Renfrew Limited, The Home Depot and PepsiCo/Frito-Lay. Before embarking on his operating company leadership career, Harry spent five years consulting with McKinsey & Company and three years in public accounting with Clarkson Gordon (now Ernst & Young).

Harry earned a Bachelor of Commerce from the Rotman School of Management at the University of Toronto, a Chartered Accountant designation from the Institute of Chartered Accountants of Ontario and a Master of Business Administration from the Ivey Business School, where he won the gold medal. Harry has served on and worked with public and private company boards as well as not for profit boards in Canada and the United States and is a member of the Institute of Corporate Directors.

About Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $32.8 billion in assets as at December 31, 2023, and annual revenues in 2023 of approximately $7.8 billion.

Our team of approximately 9,700 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2023, Hydro One invested approximately $2.5 billion in its transmission and distribution networks, and supported the economy through buying approximately $2.5 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For more information:

Investors: Omar Javed, Vice President, Investor Relations, investor.relations@hydroone.com, 416-345-5943

Media: media.relations@hydroone.com, 416-345-6868